City of Buenos Aires, October 22th, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Expiration of the concession contract with Hidroeléctrica Diamante S.A. Beginning of the Transition Period.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), to inform that the competent national and provincial authorities have established respective transition periods regarding the concessions held by Hidroeléctrica Diamante S.A. (the "Concessionaire," of which the Company owns 61% of the share capital).

The Concessionaire holds a concession granted by the National Government for the generation of electric power, as well as a concession granted by the Province of Mendoza over the assets and the use of the hydric resource. Both concessions expire on October 19 of the current year (the "Expiration Date").

In relation to these concessions, on October 18, 2024, the Government of the province of Mendoza issued Decree No. 2,096 establishing a twelve (12) month transition period from the Expiration Date of the hydroelectric use concession of the waters of the Diamante River and other assets of the province’s domain and appointed the Undersecretary of Energy and Mining of the Ministry of Energy and Environment as observer. Additionally, it extended the authorization for the use of the water resources during the transition period.

Furthermore, today, Resolution RESOL-2024-1-APN-SCEYM#MEC of the Secretariat of Energy and Mining Coordination was published in the Official Gazette of the Argentine Republic (the “Resolution”), Through this Resolution, the Secretary of Energy and Mining Coordination set the transition period for the national concession until June 1, 2025, and appointed the Undersecretariat of Electric Energy as an observer.

During the transition period, the Concessionaire will continue to operate the Hydroelectric Complex under the terms of both concession contracts.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations